January 4, 2013

Via EDGAR
Attention: Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: New Energy Technologies, Inc.
Post-Effective Amendment to Registration Statement on Form S-1
Filed December 11, 2012
File No. 333-162417

Dear Mr. Ingram,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Post-Effective Amendment (#2) to Registration Statement on Form S-1 (the “Form S-1”). On behalf of the Company, please find the following response to the comment letter dated January 2, 2013 (the “Comment Letter”).

Comment:

General

1. We note that your registration statement was declared effective on July 27, 2011 and included your audited financial statements for the year ended August 31, 2010. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act. It appears that your first Section 10(a)(3) update was required on or before April 30, 2012. Please tell us whether you made offers and sales using this prospectus during the period in which your audited financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act.

Response:

We have contacted the Company’s transfer agent and have confirmed that none of the selling stockholders named in the Form S-1 have sold any of the shares registered in the Form S-1 during the period of time from April 30, 2012, to the date of the Comment Letter. Additionally, the Company had previously contacted each of the selling stockholders named in the Form S-1 by email and indicated that the Commission was reviewing the Form S-1 and that the selling stockholders:

“are hereby advised that the prospectus part of the PEA [the Form S-1] may not be used by you to effect a sale of any of your shares registered for resale until such time as the PEA is declared effective by the SEC. We will inform you promptly when we receive notification from the SEC that the PEA has been declared effective.”

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

In accordance with Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the Form S-1 so that it be declared effective as of 12:30 p.m., Eastern Time, on Friday, January 11, 2013, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Form S-1, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com